Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE DISPUTE AMONG

PLAZA'S ISRAELI BONDHOLDERS

Tel Aviv, Israel, December 14, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its previous announcement dated September 27, 2017 (regarding the dispute among Plaza Centers N.V ("Plaza") Israeli bondholders), that Plaza announced that the Israeli court has instructed that the mandatory repayment amounts due to Plaza's Israeli series A bondholders and Plaza's Israeli series B bondholders should be allocated according to the ratios set out in Plaza’s restructuring plan. The court has also acknowledged that Plaza is not an interested party in this bondholder dispute and has granted Plaza a protective order from any claims in this respect.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com